

March 19, 2014

Via E-mail
William B. Skoglund
Chairman and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, IL 60506

> **Re: Old Second Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 27, 2014**
> **File No. 333-193424**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 26, 2014**
> **File No. 000-10537**

Dear Mr. Skoglund:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 15

General

1.   We note your revised disclosure in response to prior comment 7 in our letter dated February 12, 2014. However, your revised disclosure continues to discuss the possibility of risks that are currently unknown or appear immaterial. Therefore, we reissue the comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 11 – Income Taxes, page 104

2.   We note your response to comments 15 and 16 from our letter dated February 12, 2014. We note that you expect to utilize net operating losses before their expiration, starting in 2021 for Illinois NOLs and 2030 for federal NOLs. Please specifically provide your time horizon for the utilization of federal and state NOLs and provide detailed information addressing the future reversals and timing of existing taxable temporary differences.

Item 13. Certain Relationships and Related Transactions..., page 156

3.   We note your disclosure in response to prior comment 14 in our letter dated February 12, 2014. With respect to the "certain transactions" between Alarm Detection Systems, Inc. and the Company, please revise future filings to provide the information required by Item 404(a) of Regulation S-K or tell us how you concluded that you are not required to do so.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
J. Douglas Cheatham
Robert M. Fleetwood, Esq.